TIAN’AN TECHNOLOGY GROUP LTD.

Room 104, Building 1-B, No. 3500

Xiupu Road, Pudong New Area, Shanghai, China

March 27, 2023

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Erin Donahue

Re: Tian’an Technology Group Ltd.

Registration Statement on Form F-1, as amended

File No. 333-267453

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Tian’an Technology Group Ltd., a British Virgin Islands corporation (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective on March 29, 2023, at 4 p.m. Eastern Time, or as soon thereafter as practicable.

Should you have any questions regarding this matter, please do not hesitate to call Cassi Olson, Esq., at The Crone Law Group, P.C., counsel for the Company, at (312) 662-2913, email: colson@cronelawgroup.com.

Thank you for your attention to this matter.

Sincerely,

/s/ Heng Fei Yang
Heng Fei Yang
Chief Executive Officer
cc:	Cassi Olson Esq.